Mail Stop 3628

August 22, 2005

By Facsimile (302) 475-3555

Klaus M. Belohoubek
Senior Vice President - General Counsel
Dover Motorsports, Inc.
3505 Silverside Road
Plaza Centre Building, Suite 203
Wilmington, DE 19810
(302) 475-6756

Re:  	Dover Motorsports, Inc.
      Schedule TO-I/A filed on August 19, 2005
	File No. 005-47265

Dear Mr. Belohoubek:

	We have the following comment on the above-referenced filing:

Schedule TO-I

Purpose of the Offer; Certain Effects of the Offer; Plans or
Proposals, page 12

1. We reissue comment 6 in our letter dated August 16, 2005. While we note your response and the accompanying changes to your offer materials, you have not addressed all of the questions raised in comment 6. For example, discuss the role played by the Estate through its executor Mr. Tippie, or any other person, in initiating, negotiating or structuring the offer, including any discussions between the Estate and the company regarding disposing of the Class A Common Shares held by the Estate. We note your disclosure that the Estate had no role in setting the terms of the offer and that the company established a special committee of the board of directors to explore a self tender as a means to enhance shareholder value.
Tell us any other role the Estate had in the offer. For example, you should disclose if the Estate initiated the company`s exploration of a self tender in any way.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

               				Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers and Acquisitions